Exhibit 99.1

Jumei Announces Appointment of New Independent Director

BEIJING, August 18, 2014 — Jumei International Holding Limited (NYSE: JMEI) ("Jumei" or the "Company"), China's leading online retailer of beauty products, today announced that Mr. Bob Xiaoping Xu has been appointed as a new independent director, effective August 18, 2014. Mr. Xu will also serve as a member of the audit committee of the Board of Directors.

Mr. Xu is the founder of ZhenFund, an angel investment fund focused on seed investments in the TMT sector such as e-commerce, mobile, gaming, O2O, as well as in education. Prior to founding ZhenFund, Mr. Xu co-founded New Oriental Education & Technology Group (NYSE: EDU), the largest provider of private education in China.  Mr. Xu, who is the current Chairman of China Angel Club, is known as one of  China's pioneering angel investors, with distinctions from Forbes China among “Top 100 Chinese Celebrities in 2004”, from Entrepreneur Magazine as “2011 Best Angel Investor in China”, from Founder Magazine as "2013 Best Angel Investor in China" and “2013 Zhongguancun Angel Investor Trailblazer”.  Mr. Xu received a bachelor's degree from the Central Conservatory of Music in 1983 and a master's degree from University of Saskatchewan in 1992.

About Jumei International Holding Limited

Jumei (NYSE: JMEI) is China's No. 1 online retailer of beauty products as measured by gross merchandise volume, with a market share of 22.1% in 2013, according to a commissioned research report by Frost & Sullivan. Jumei's internet platform is a trusted destination for consumers to discover and purchase branded beauty products and fashionable apparel and other lifestyle products through the Company's jumei.com website and mobile application. Leveraging its deep understanding of customer needs and preferences, as well as its strong merchandizing capabilities, Jumei has adopted multiple effective sales formats to encourage product purchases on its platform, including curated sales, online shopping mall and flash sales.

For investor and media inquiries, please contact:

Jumei International Holding Limited
Mr. Sterling Song
Investor Relations Director
Phone: +86-10-5676-6983
kans@jumei.com

Christensen
In China
Mr. Christian Arnell
Phone: +86-10- 5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com